Exhibit 2.3

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT is made on 4 July 2008:

BETWEEN:

(1)	JOKI Holding AG, a company constituted under Swiss Law, registered with the commercial register of Kanton Zug under firm no. CH-020.3.005.028-9, with its seat in Zug and business address at Neugasse 7, 6300 Zug, Switzerland (“JOKI”);

(2)	Invitel Távközlési Zrt (formerly, “Invitel Távközlési Szolgáltató Zrt”), a company constituted under Hungarian Law, registered under firm no. Cg. 13-10-040575, with its seat in Budaörs and business address at Puskás Tivadar u. 8-10., 2040 Budaörs, Hungary (“Invitel”);

(3)	Memorex Telex Communications AG, a stock corporation under Austrian law, registered with the commercial register of the Regional Court of Wiener Neustadt under the firm no. FN 99090 x (the “Target Company”); and

(4)

(each a “Party” and collectively the “Parties”).

WHEREAS:

A.	JOKI and Invitel entered into a Share Purchase Agreement dated 20 December 2007 regarding the purchase of 95.7% of the outstanding equity shares of the Target Company, as amended by the Amendment Agreement dated 29 February 2008 (the “Agreement”), and the transactions contemplated by the Agreement were completed on 5 March 2008;

B.	JOKI, Invitel and (the “Escrow Agent”) entered into a Holdback Escrow Agreement dated 3 March 2008 (the “Escrow Agreement”);

C.	and Invitel entered into a Consultancy Agreement dated 20 December 2007 pursuant to which was to provide certain consultancy services to Invitel (the “Consultancy Agreement”);

D.	Various disputes (the “Disputes”) have arisen amongst Invitel, JOKI and in connection with the Agreement;

E.	The Disputes have been the subject of correspondence including ...;

F.	On behalf of Invitel on 5 June 2008 Réczicza White & Case LLP sent a letter to which letter constituted a Claim Notice by Invitel under the Escrow Agreement;

G.	On 5 June 2008, Invitel terminated the Consultancy Agreement with immediate effect in accordance with the terms of the Consultancy Agreement (the “Termination Notice”); and

H.	The Parties now wish to reach a full and final settlement of all actual and potential claims arising out of or in connection with the Agreement and/or the Consultancy Agreement, including, without limitation, the Disputes.

NOW, THEREFORE, in consideration of the payments specified and the mutual promises, covenants and releases contained herein, the Parties agree as follows:

1.	JOKI and Invitel shall on the date of execution of this Settlement Agreement sign and deliver to the Escrow Agent an Agreed Claim Certificate (as set out in Schedule 5.2.1(i) to the Escrow Agreement) in the form of Schedule 1 to this Settlement Agreement (the “Agreed Claim Certificate”) providing that (i) the amount of €11,250,000 (the “Settlement Sum”) shall be immediately released to Invitel by the Escrow Agent and (ii) the remaining escrow sum of €870,240 together with any interest accrued with respect to the Escrow Amount (as defined in the Escrow Agreement) (the “Escrow Balance”) shall be immediately released to JOKI by the Escrow Agent. The Agreed Claim Certificate shall also provide that upon the payment of the Settlement Sum to Invitel and the Escrow Balance to JOKI, the Escrow Agreement will be terminated.

2.	Each Party represents and warrants that:

a.	save in the case of , each party is and remains duly incorporated under the laws of its place of incorporation;

b.	entry into and performance of this Settlement Agreement has been fully authorised;

c.	it has obtained and observed the terms of all necessary consents and approvals in order to be fully bound by this Settlement Agreement;

d.	its entry into this Settlement Agreement will not constitute or result in any breach, or constitute a default under any contracts, instrument, engagement, order or judgment of any court or arbitration tribunal, or any undertaking to any governmental or regulatory entity or authority;

e.	this Settlement Agreement constitutes a valid and binding agreement; and

f.	there are no existing or pending agreements, arrangements, transactions or negotiations to which it is a Party that would render this Settlement Agreement or any part thereof void, voidable or unenforceable.

3.

Subject to Clause 5, in consideration of the payment of the Settlement Sum to Invitel, the representations, warranties and undertakings provided in Clauses 2 and 10 and the release contained in Clause 4, Invitel and the Target Company (i) irrevocably release and discharge JOKI and                      including their officers, employees, directors, partners, agents, affiliates, advisors or other representatives, from any and all claims, liabilities and obligations whatsoever and howsoever arising out of or in connection with, whether directly or indirectly, the Agreement and/or the Consultancy

Agreement, including, without limitation, any and all known (including, without limitation, the “            ” claim as mentioned in the dispute letters set out in whereas-clause E above) and unknown claims, demands, rights, law suits, actions or causes of action of any kind or nature whatsoever (including, without limitation, by way of claim for contribution) in each case whether asserted or unasserted, whether past, present or future, and whether based on contract or otherwise, (ii) hereby agree not to commence legal proceedings, sue, prosecute, or assist with the commencement, institution or prosecution of any claim, action or cause of action of any kind or nature whatsoever (including, without limitation, the filing of any charges or other reports of any nature with any public authorities) arising out of or in connection with, whether directly or indirectly, the Agreement and/or the Consultancy Agreement, whether or not in existence at the date hereof and whether based on contract or otherwise against JOKI and/or                      including their officers, employees, directors, partners, agents, affiliates, advisors or other representatives and (iii) agree to be forever barred and enjoined from commencing or instituting proceedings against or prosecuting JOKI and/or                      including their officers, employees, directors, partners, agents, affiliates, advisors or other representatives for any matters in relation to the Agreement and/or the Consultancy Agreement. For the avoidance of doubt all such claims shall be settled by this Settlement Agreement even if the availability of the claim arises from or is affected by any change in the law or any other change of circumstance of any sort.

4.	In consideration of the payment of the Escrow Balance to JOKI, the representations and warranties provided in Clauses 2 and 10 and the release contained in Clause 3, JOKI and (i) irrevocably release and discharge Invitel, the Target Company and their respective officers, employees, directors, partners, agents, affiliates, advisors or other representatives, from any and all claims, liabilities and obligations whatsoever and howsoever arising out of or in connection with, whether directly or indirectly, the Agreement and/or the Consultancy Agreement including, without limitation, any and all known and unknown claims, demands, rights, law suits, actions or causes of action of any kind or nature whatsoever (including, without limitation, by way of claim for contribution) in each case whether asserted or unasserted, whether past, present or future, and whether based on contract or otherwise, (ii) hereby agree not to commence legal proceedings, sue, prosecute, or assist with the commencement, institution or prosecution of any claim, action or cause of action of any kind or nature whatsoever (including, without limitation, the filing of any charges or other reports of any nature with any public authorities) arising out of or in connection with, whether directly or indirectly, the Agreement and/or the Consultancy Agreement, whether or not in existence at the date hereof and whether based on contract or otherwise against Invitel and/or the Target Company including their respective officers, employees, directors, partners, agents, affiliates, advisors or other representatives and (iii) agree to be forever barred and enjoined from commencing or instituting proceedings against or prosecuting Invitel and/or the Target Company, including their respective officers, employees, directors, partners, agents, affiliates, advisors or other representatives for any matters in relation to the Agreement and/or the Consultancy Agreement. For the avoidance of doubt all such claims shall be settled by this Settlement Agreement even if the availability of the claim arises from or is affected by any change in the law or any other change of circumstance of any sort.

5.	The release and discharge under Clause 3 shall not apply to any claim Invitel may have under the Agreement or otherwise in connection with a claim by , born on , or by an affiliate, assignee or other successor in interest of , against Invitel and/or the Target Company in connection with the option agreements entered into by and between and regarding alleged option over shares in the Target Company (the “ Option Agreements”). Each of JOKI and severally undertake to provide Invitel with any information, to the extent available to them, reasonably requested by Invitel regarding any claims made by (or an affiliate, assignee or other successor in interest of , as the case may be) in connection with the Option Agreements against JOKI and/or (as the case may be). For the sake of good order, each of JOKI and hereby confirm that neither of them had informed Invitel (or caused a third party to inform Invitel) on or prior to the Closing Date (as defined in the Agreement) of any claim by (or an affiliate, assignee or other successor in interest of , as the case may be) in connection with the Option Agreements.

6.	hereby acknowledges the validity and effectiveness of the Termination Notice. Invitel and hereby declare that neither of them has any claim of any nature against the other and each of them agrees not to bring any claims against the other arising out of or in connection with the Consultancy Agreement.

7.	If any provision or part of this Settlement Agreement is void or unenforceable due to any applicable law, the remaining provisions of this Settlement Agreement shall continue in full force and effect. The void or unenforceable provision shall be deemed to be substituted by a valid or enforceable provision which in its essential purpose comes as close as possible to the void or unenforceable provision.

8.	No variation of this Settlement Agreement shall be effective unless it is in writing (which for this purpose does not include e-mail) signed by or on behalf of each of the Parties. The expression “variation” includes any variation, supplement, deletion or replacement, however effected.

9.	The rights and remedies of the Parties shall not be affected by any failure to exercise or delay in exercising any right or remedy or by the giving of any indulgence by any other party or by anything whatsoever except a specific waiver or release in writing and any such waiver or release shall not prejudice or affect any other rights or remedies of the Parties. No single or partial exercise of any right or remedy prevents any further or other exercise thereof or the exercise of any other right or remedy.

10.	Each Party undertakes to the others that unless the prior written consent of the other Parties shall first have been obtained it shall, and shall procure that its officers, employees and lawyers shall, keep confidential and shall not by failure to exercise due care or otherwise by any act or omission disclose to any person whatever the terms of this Settlement Agreement or any communications arising under or in connection with this Settlement Agreement which any of the Parties may have received or obtained or may from time to time in the future receive or obtain (verbally or in writing or in disk or electronic form) from any of the other Parties as a result of negotiating, entering into, or performing its obligations pursuant to this Settlement Agreement (together the “Settlement Agreement Confidential Information”).

11.	The consent referred to in Clause 10 shall not be required for disclosure by a Party of any Settlement Agreement Confidential Information:

a.	to its and its affiliates officers, employees, lawyers and financial advisors, provided that each such party is made aware of its obligations under this Settlement Agreement and shall be required by such Party to observe the same restrictions on the use of the relevant information as are contained in Clause 10;

b.	to the extent required by applicable law (including in relation to the preparation and publication of statutory accounts) or by the regulations of any stock exchange or regulatory authority to which such Party is or may become subject or pursuant to any order of court or other competent authority or tribunal; or

c.	with respect to Invitel, to any current and/or future bank lenders, to the extent reasonably required in connection with a current financing of Invitel and/or any of Invitel’s affiliates, or as may be reasonably required to secure any future financing by Invitel and/or any of Invitel’s affiliates, provided that each such party is made aware of Invitel’s obligations under this Settlement Agreement and shall be required by Invitel to observe the same restrictions on the use of the relevant information as are contained in Clause 10.

As used in this Settlement Agreement, an “affiliate” of a person shall be construed as a reference to any person which is a subsidiary or holding company of such first-mentioned person or which is a subsidiary of such holding company.

12.	Each of the Parties confirms that this Settlement Agreement represents the entire understanding and constitutes the whole agreement in relation to its subject matter and supersedes any previous agreement amongst the Parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

13.	Each Party confirms that:

a.	in entering into this Settlement Agreement it has not relied on any representation, warranty, assurance, covenant, indemnity, undertaking or commitment which is not expressly set out in this Settlement Agreement; and

b.	in any event, without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement, the only rights or remedies in relation to any representation, warranty, assurance, covenant, indemnity, undertaking or commitment given or action taken in connection with this Settlement Agreement are pursuant to this Settlement Agreement, and for the avoidance of doubt and without limitation, no Party has any other right or remedy (whether by way of a claim for contribution or otherwise) in tort (including negligence) or for misrepresentation (whether negligent or otherwise, and whether made prior to, and/or in, this Settlement Agreement).

14.	This Settlement Agreement may be executed in any number of counterparts and by the Parties to it on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

15.	The Parties’ officers, employees, directors, partners, agents, affiliates, advisors or other representatives (the “Third Party Beneficiaries”) may enforce the terms of this agreement, subject to and in accordance with this clause 15 and the Contracts (Rights of Third Parties) Act 1999. No part of this Settlement Agreement is enforceable under the Contracts (Right of Third Parties) Act 1999 by a person who is neither a party to this Settlement Agreement nor a Third Party Beneficiary.

16.	This Settlement Agreement shall be governed by, and construed in accordance with, English law (excluding the application of English conflict of laws principles).

17.	All disputes arising out of or in connection with this Settlement Agreement shall be finally settled in Geneva, Switzerland under the rules of conciliation and arbitration of the International Chamber of Commerce (ICC) in the English language by three (3) arbitrators appointed in accordance with said rules.

All reasonable attorney’s fees and costs incurred by the prevailing party in any arbitration pursuant to this Settlement Agreement, and the cost of such arbitration, shall be paid by the other party to the arbitration within five (5) days after receipt of written demand from the prevailing party following the rendition of the written decision of the arbitration tribunal, or as otherwise ordered by the arbitration tribunal. On the application of such prevailing party before or after the initial decision of the arbitration tribunal, and proof of its attorneys’ fees and costs, the arbitration tribunal shall order the other party to the arbitration to make the payments provided for in the preceding sentence.

Any decision rendered by any arbitration tribunal pursuant to this clause shall be final and binding on the parties thereto, and judgment thereon may be entered by any court of competent jurisdiction. The Parties specifically agree that any arbitration tribunal shall be empowered to award and order equitable or injunctive relief with respect to matters brought before it.

Arbitration shall be the exclusive method available for resolution of claims, disputes and controversies described in this clause, and the Parties stipulate that the provisions hereof shall be a complete defence to any suit, action, or proceeding in any court or before any administrative or arbitration tribunal with respect to any such claim, controversy or dispute, other than any proceeding in any court for the enforcement of an arbitral award rendered in accordance with this clause 17. The provisions of this clause shall survive the termination or expiration of this Settlement Agreement.

Notwithstanding the terms of this clause or any contrary provisions in the ICC rules, at any time before and after a demand for arbitration is presented, the Parties shall be free to apply to any court of competent jurisdiction for interim or conservatory measures (including temporary conservatory injunctions). The Parties acknowledge and agree that any such action by a party shall not be deemed to be a breach of such party’s obligation to arbitrate all disputes under this clause or infringe upon the powers of any arbitral panel.

18.	Each Party agrees that, without preventing any other mode of service, any document in an action may be served on any Party by being delivered to or left for that party at its address for service (which in each case will be the address described earlier in this Settlement Agreement), and each Party undertakes to maintain such an address at all times in and to notify each of the other Parties in advance of any change from time to time of the details of such address.

19.	Each Party shall bear its own costs in connection with the negotiation, preparation and conclusion of this Settlement Agreement.

20.	No communication under or in connection with this document shall be made to or from an address located inside of the Republic of Austria unless the taking of the document triggering the stamp duty to Austria is unavoidable in order to (i) comply with applicable laws or regulations, or (ii) enforce a right against the other Parties. The foregoing sentence applies mutatis mutandis to any communication made by fax, electronic message or in other written form. In these cases the Party who intends to take the document triggering the stamp duty to Austria shall inform the other Parties thereof. If any stamp duty arises in connection with this Settlement Agreement, it shall be borne by the Party that has triggered such stamp duty.

IN WITNESS WHEREOF the Parties have caused this Settlement Agreement to be duly executed and delivered by their duly authorised signatories.

SIGNED by JOKI Holding AG	)
)
acting by	)
Director

SIGNED by Invitel Távközlési Zrt	)
)
acting by	)

SIGNED by Memorex Telex Communications AG	)
)
acting by	)

SIGNED by	)
)
)

Exhibit 1

AGREED CLAIM CERTIFICATE

To:

Fax:

4 July 2008

RE: Escrow Agreement dated 3 March 2008

Dear Sirs,

We refer to the escrow agreement (the “Agreement”) dated 3 March 2008 and made among JOKI Holding AG, Invitel Távközlési Zrt. (formerly, “Invitel Távközlési Szolgáltató Zrt.”) and             . Terms defined in the Agreement bear the same meanings in this letter.

This letter is an Agreed Claim Certificate as referred to in clause 5.2.1(i) of the Agreement.

A. Release to Invitel

We hereby inform you, in connection with the Claim Notice dated 5 June 2008 that the amount owing by Joki to Invitel is:

EUR 11,250,000.

By their respective signatures to this Agreed Claim Certificate Joki and Invitel hereby instruct you to release and transfer such amount as set out above within 3 (three) Business Days to the Invitel Account. For the avoidance of doubt, the account details for the Invitel Account as set forth in the Agreement are as follows:

B. Release to Joki

Further, by their respective signatures to this Agreed Claim Certificate, Joki and Invitel hereby instruct you to release and transfer the remaining escrow sum of €870,240 together with any interest accrued with respect to the Escrow Amount to the Joki Account with the following account details:

Yours faithfully

Name:
duly authorised, for and on behalf
JOKI Holding AG

Name:
duly authorised, for and on behalf
Invitel Távközlési Zrt.